Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-178960

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Callable Step-Up Fixed Rate Notes due May 24, 2027	$4,223,000.00	$483.96

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 11, 2012 and Prospectus Supplement dated March 22, 2012)

$4,223,000 UBS AG Callable Step-Up Fixed Rate Notes due May 24, 2027

Medium-Term Notes, Series A

Investment Description

Principal Amount:	$4,223,000	Trade Date:	May 21, 2012

Issuer:	UBS AG, Jersey Branch	Original Issue Date:	May 24, 2012

Issue Price:	Variable Price Reoffer	Maturity Date:	May 24, 2027, subject to the earlier optional redemption by the Issuer (as set forth below)

Denomination:	$1,000 principal amount per Note	First Optional Redemption Date:	November 24, 2012

Interest Period:	Semi-annual	Form of Note:	Book-Entry

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding May 24, 2020, the interest rate per annum will be equal to 4.00%.

For each Interest Period commencing on or after May 24, 2020 to but excluding May 24, 2024 the interest rate per annum will be equal to 4.25%.

For each Interest Period commencing on or after May 24, 2024 to but excluding May 24, 2026 the interest rate per annum will be equal to 5.00%.

For each Interest Period commencing on or after May 24, 2026 to but excluding the Maturity Date the interest rate per annum will be equal to 6.00%. (together, the “Applicable Interest Rates”).

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS were to default on its payment obligations, you may not receive any amounts owed to you under the Notes and you could lose your entire investment.

Redemption at the Option of the Issuer:	We may redeem your Notes, in whole or in part, at the Redemption Price set forth below, on any Interest Payment Date commencing on or after November 24, 2012, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Optional Redemption Date”.

Redemption Price:	If we exercise our redemption option, you will receive on the Optional Redemption Date 100% of the principal amount plus any accrued and unpaid interest to but excluding the Optional Redemption Date.

Interest Payment Dates:	Semi-annually; the 24th day of each May and November, commencing on November 24, 2012, subject to the business day convention.

Interest Period End Dates:	Semi-annually; the 24th of each May and November, commencing on November 24, 2012 subject to no adjustment.

Principal Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest.

CUSIP:	90261JJY0

ISIN:	US90261JJY01

Business Days:	New York and London

Business Day Convention:	Modified Following Unadjusted (applicable to Interest Payment Dates, Optional Redemption Dates and the maturity date)

Day Count Convention:	30/360

Defeasance:	Neither full defeasance nor covenant defeasance will apply to the Notes.

Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.

Survivor’s Option:	None

Pricing Supplement dated May 21, 2012

The Notes we are offering will have the terms set forth in the accompanying prospectus supplement, the accompanying prospectus and this pricing supplement. See “Risk Factors” beginning on page 3 of this pricing supplement and on page S-4 of the accompanying prospectus supplement for risks related to an investment in the Notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

UBS Securities LLC will agree to purchase the Notes from us at 100% of the principal amount, resulting in aggregate proceeds to us of $4,223,000. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at a discount of up to 1.45% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 97.25% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $972.50 and $1,000.00.

UBS Investment Bank

Additional Information about UBS and the Notes

UBS AG (“UBS”) has filed a registration statement (including a prospectus as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 877-387-2275.

You may access these documents on the SEC website at www.sec.gov as follows:

Prospectus dated January 11, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512008669/d279364d424b3.htm

Prospectus Supplement dated March 22, 2012:

http://www.sec.gov/Archives/edgar/data/1114446/000119312512127693/d320837d424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this document, the “Notes” refers to the Callable Step-Up Fixed Rate Notes that are offered hereby. Also, references to the “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 11, 2012, and references to the “accompanying prospectus supplement” mean the UBS prospectus supplement “Medium-Term Notes, Series A”, dated March 22, 2012.

You should rely only on the information incorporated by reference or provided in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these notes in any state where the offer is not permitted. You should not assume that the information in this pricing supplement, the accompanying prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of the document.

UBS reserves the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, UBS will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case UBS may reject your offer to purchase.

Risk Factors

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-4 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisors and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

The Notes are not secured debt. This section describes some of the most significant risks relating to an investment in the Notes.

We may redeem the Notes prior to maturity.

We have the right to redeem the Notes, in whole but not in part, on any Interest Payment Date, commencing on the First Optional Redemption Date, at a redemption price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest to but excluding the redemption date. If we redeem the Notes prior to maturity, you will receive no further interest payments and may have to re-invest the proceeds in a lower-rate environment.

Any payment on the Notes is subject to the creditworthiness of UBS.

The Notes are unsubordinated and unsecured debt obligations of the issuer, UBS AG, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the Notes and, in the event UBS were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

The market value of the Notes may be influenced by unpredictable factors.

The existence, magnitude and longevity of the risks associated with the Notes depend on factors over which we do not have any control and that cannot readily be foreseen, including, but not limited to:

–	interest rates in the market generally;
–	supply and demand for the Notes, including inventory positions held by UBS Securities LLC or any other market maker;
–	economic, financial, political, regulatory or judicial events that affect financial markets or the economy generally;
–	the time remaining to maturity;
–	our right to redeem the Notes; and
–	the creditworthiness and credit rating of UBS.

We expect that, generally, expectations regarding interest rates will affect the market value of the Notes more than any other single factor.

Interest rates have experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in interest rates that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future. As a holder of the Notes, the amount of interest payable on the Notes for any Interest Period will change as the Applicable Interest Rate changes.

The Notes are intended to be held to maturity. Changes in prevailing interest rates could result in a substantial loss to you if you sell your Notes in any secondary market that may develop prior to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes only if you hold your Notes to maturity, unless we elect to redeem the Notes prior to maturity, in which case you will receive the relevant redemption price as described herein. If you choose to sell your Notes in the secondary market prior to maturity, the trading value of the Notes will be affected by factors that interrelate in complex ways, including the level and direction of prevailing interest rates, the time remaining to the maturity of the Notes, the creditworthiness of UBS AG and the availability of comparable instruments. In particular, to the extent that the Applicable Interest Rates would result in an effective rate lower than that of a comparable instrument, the trading price of the Notes may be adversely affected. You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market prior to maturity, you may receive a dollar price less than 100% of the applicable principal amount of Notes sold.

There may not be any secondary market for your Notes, and sales prior to maturity may result in losses.

There may not be any secondary market for your Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. UBS Securities LLC and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, any of our other affiliates or any other market maker makes a market in the Notes, they may stop doing so at any time. We expect there to be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the initial price to public and you may suffer losses.

The inclusion of commissions and compensation in the initial price to public of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial price to public, since the initial price to public is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG’s or its affiliates’ investments in derivatives relating to interest rates may adversely affect the trading value of the Notes.

We and our affiliates are active participants in long-term or short-term interest rate swaps, futures and option transactions and purchases and sales of securities as sellers, buyers, dealers, proprietary traders and agents for our customers. As described under “Use of Proceeds and Hedging” on page 5 of this pricing supplement, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. These activities may adversely affect the trading value of the Notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

Trading activities related to long-term or short-term interest rate swaps, futures and option transactions or purchases and sales of securities that may affect interest rates may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf. In addition, UBS and its affiliates expect to engage in trading activities related to interest rate movements that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the levels of prevailing interest rates, could be adverse to the interests of the holders of the Notes.

Research reports and other transactions may create conflicts of interest between you and us.

UBS and its affiliates publish research from time to time with respect to movements in interest rates generally and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation regarding the merits of investing in the Notes.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

The Notes are not insured by the FDIC or any other governmental agency.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.” We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of long-term or short-term interest rate swaps, futures and option transactions or purchases and sales of securities before and after the Trade Date of the Notes. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity. See “Risk Factors” beginning on page 3 of this pricing supplement for a discussion of these adverse effects.

What are the Tax Consequences of the Notes?

You should carefully consider, among other things, the matters set forth under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. The following discussion summarizes certain of the material U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of each of the Notes. This discussion assumes that the description of the Notes in this pricing supplement is materially correct. This summary supplements the section “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein.

Except to the extent that the rules governing original issue discount (“OID”) apply as described below, the coupon on a Note will generally be taxable to a U.S. holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. holder’s normal method of accounting for tax purposes. In addition, a U.S. holder may be required to include OID in income in respect of the Notes, generally in advance of receipt of cash attributable to such income. The determination of whether and to what extent the Notes are issued with OID will depend on the issue price of the Notes and whether the yield on the Notes would be minimized if the Notes were called immediately prior to the scheduled increases in interest rate. The Issuer believes that the Notes will be issued without reportable OID. You should review the discussion set forth in “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Original Issue Discount” in the accompanying prospectus supplement. Whether the yield on the Notes will be minimized if we call the Notes will depend on, among other things, the original issue price of the Notes.

Upon the sale, exchange, redemption or retirement of the Notes (i.e., if we exercise our right to call the Notes or otherwise), a U.S. holder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such) and (ii) the U.S. holder’s adjusted tax basis in the Note. A U.S. holder’s adjusted tax basis in a Note generally will equal the cost of the Note to the U.S. holder, increased by any OID or market discount previously included in income with respect to the Note and decreased by any premium previously amortized in respect of the Note. Capital gain recognized by individual taxpayers in respect of a Note held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss is subject to significant limitations. The rules regarding the disposition of a Note are described in greater detail in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Purchase, Sale and Retirement of the Debt Securities.”

Because we plan to offer the Notes to initial purchasers at variable prices, it is possible that you may purchase the Notes for an amount that differs from the original issue price of the Notes for U.S. federal income tax purposes. The original issue price of the Notes will be the first price at which a substantial amount of debt securities included in the issue of which the debt security is a part is sold to persons other than bond houses, brokers or similar persons or organizations acting in the capacity of distribution agents or wholesalers.

Depending on the purchase price of your Notes, you may be subject to the rules governing market discount, acquisition premium or amortizable bond premium described in greater detail in the accompanying prospectus supplement under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Original Issue Discount — Market Discount,” “— Acquisition Premium” and “— Debt Securities Purchased at a Premium.” The rules regarding market discount and the purchase of debt securities at a premium are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

Backup Withholding and Information Reporting. Please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for a description of the applicability of the backup withholding and information reporting rules to payments made on the Notes.

Non-United States Holders. If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your Notes but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your Notes unless you comply with certain certification and identification requirements as to your foreign status, including providing an IRS Form W-8BEN. Gain from the sale or exchange of a Note or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Supplemental Plan of Distribution (Conflicts of Interest)

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes. UBS Securities LLC will agree to purchase the Notes from us at 100% of the principal amount, resulting in aggregate proceeds to us of $4,223,000. UBS Securities LLC will agree to sell to one or more other securities dealers, and such securities dealers will agree to purchase from UBS Securities LLC, all or a portion of the aggregate principal amount of the Notes at a discount of up to 1.45% of the principal amount. Such other dealers propose to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale. Agents or dealers participating in the initial offering of the Notes to the public may only sell the Notes in such offering at a price that is greater than 97.25% but not more than 100.00% of the principal amount, resulting in an aggregate initial price to public of between $972.50 and $1,000.00.

We or one of our affiliates may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes; and UBS or its affiliates may earn additional income as a result of payments pursuant to the swap or related hedge transactions.

UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, any other affiliate of UBS or any other securities dealers may distribute this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus are being used in a market-making transaction.

Conflicts of Interest — UBS Securities LLC is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of FINRA Rule 5121. In addition, UBS will receive the net proceeds (excluding the discount) from the initial public offering of the Notes and, thus creates an additional conflict of interest within the meaning of FINRA Rule 5121. Consequently, the offering is being conducted in compliance with the provisions of Rule 5121. UBS Securities LLC is not permitted to sell Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.